Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Preferred Share Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

TORONTO, July 20, 2015 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced a domestic public offering of $150 million of Non-Cumulative Perpetual Class B Preferred Shares, Series 35 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares”). The offering will be underwritten on a bought-deal basis by a syndicate of underwriters led by BMO Capital Markets. The Bank has granted to the underwriters an option to purchase up to an additional $50 million of the Preferred Shares exercisable at any time up to 48 hours before closing.

The Preferred Shares will be issued to the public at a price of $25.00 per share. Holders will be entitled to receive non-cumulative preferential fixed quarterly dividends as and when declared by the board of directors of the Bank, payable in the amount of $0.3125 per share, to yield 5.00 per cent annually. Subject to regulatory approval, on or after August 25, 2020, the Bank may redeem the Preferred Shares in whole or in part at a declining premium.

The anticipated closing date is July 29, 2015. The net proceeds from the offering will be used by the Bank for general corporate purposes.

The Preferred Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such Preferred Shares in the United States or in any other jurisdiction where such offer is unlawful.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Internet: www.bmo.com

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